Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for December 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for December 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In December 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 31.96% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic, regional and international routes decreased by 32.36%, 33.68% and 21.80%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 37.35%, of which, passenger traffic for domestic, regional and international routes decreased by 38.02%, 30.89% and 12.52%, respectively, as compared with the same period last year. The passenger load factor was 64.92%, representing a decrease of 5.58 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes decreased by 5.98 percentage points, while that for regional routes and international routes increased by 1.19 percentage points and 5.70 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in December 2021, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 15.18% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 4.50% as compared with the same period last year. The cargo and mail load factor was 58.04%, representing an increase of 10.93 percentage points as compared with the same period last year.

In December 2021, the Group has newly launched the following major routes: Guangzhou – Shijiazhuang – Zhangjiakou – Shijiazhuang – Guangzhou, Urumqi – Lanzhou – Changchun – Lanzhou – Urumqi, Chongqing – Datong – Dalian – Datong – Chongqing (each being seven flights a week), Tianjin – Shanghai Pudong – Tianjin (being four flights a week), Chongqing – Hefei – Qingdao – Hefei – Chongqing (being three flights a week).

In December 2021, the Group introduced three aircraft (including two A350 aircraft and one ARJ21 aircraft). As of the end of December 2021, the Group operated a fleet of 878 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	12	0	12
Airbus 330 Series	4	29	7	40
Airbus 320 Series	103	108	123	334
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	161	72	166	399
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	0	6
ARJ21	1	11	0	12
Total	293	279	306	878

KEY OPERATING DATA OF DECEMBER 2021

Traffic	December 2021			Cumulative 2021
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	9,390.25	28.80	-38.02	148,224.88	5.77
Regional	8.76	52.89	-30.89	152.49	-36.23
International	357.93	20.02	-12.52	4,048.69	-69.01
Total	9,756.94	28.48	-37.35	152,426.06	-0.66
RTK (in million)
Domestic	945.78	25.88	-35.87	14,389.65	4.87
Regional	1.77	25.03	-22.72	25.48	-15.60
International	606.69	-2.48	7.23	6,791.74	-3.71
Total	1,554.24	13.04	-23.92	21,206.87	1.93
RTK - Cargo and Mail (in million)
Domestic	107.34	8.64	-12.91	1,265.10	-4.88
Regional	0.99	9.61	-14.90	12.01	29.30
International	574.91	-3.48	8.59	6,432.38	8.74
Total	683.24	-1.74	4.50	7,709.48	6.27
Passengers carried (in thousand)
Domestic	6,121.32	23.92	-38.42	97,717.37	4.05
Regional	8.84	50.66	-26.67	147.76	-30.70
International	52.22	17.48	-26.34	639.77	-76.58
Total	6,182.38	23.89	-38.32	98,504.89	1.70
Cargo and mail carried (in thousand tonnes)
Domestic	64.57	5.56	-15.90	765.33	-6.38
Regional	1.00	9.27	-15.52	12.19	33.66
International	59.45	-4.21	7.52	664.21	4.73
Total	125.03	0.70	-6.18	1,441.73	-1.31

Capacity	December 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	14,334.29	25.88	-32.36	205,441.70	5.93
Regional	29.72	5.57	-33.68	463.01	-15.96
International	665.59	11.61	-21.80	8,021.64	-60.36
Total	15,029.60	25.12	-31.96	213,926.36	-0.37
ATK (in million)
Domestic	1,606.72	24.98	-34.68	23,431.58	5.63
Regional	4.12	4.40	-29.58	61.20	-13.46
International	918.98	-1.63	0.96	10,025.84	-13.86
Total	2,529.82	13.77	-25.06	33,518.62	-1.10
ATK — Cargo and Mail (in million)
Domestic	316.63	21.48	-42.68	4,941.83	4.51
Regional	1.45	2.30	-20.50	19.53	-7.59
International	859.08	-2.44	3.06	9,303.89	-5.23
Total	1,177.16	3.02	-15.18	14,265.25	-2.07

Load Factor	December 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	65.51	1.49	-5.98	72.15	-0.11
Regional	29.49	9.13	1.19	32.93	-10.47
International	53.78	3.77	5.70	50.47	-14.10
Total	64.92	1.70	-5.58	71.25	-0.21
Cargo and Mail Load Factor
Domestic	33.90	-4.00	11.59	25.60	-2.53
Regional	68.49	4.56	4.51	61.48	17.54
International	66.92	-0.72	3.41	69.14	8.88
Total	58.04	-2.81	10.93	54.04	4.24
Overall Load Factor (RTK/ATK)
Domestic	58.86	0.41	-1.09	61.41	-0.44
Regional	42.89	7.07	3.81	41.64	-1.06
International	66.02	-0.57	3.86	67.74	7.14
Total	61.44	-0.39	0.92	63.27	1.88

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 January 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.